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18001182

2018 FEB 22

SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 22 2018

Washington DC 415

SEC FILE NUMBER
8-18974

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>01/01/2017</u> AND ENDING <u>12/31/2017</u>
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hartfield Titus & Donnelly, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place Suite 1500

(No. and Street)

Jersey City   **NJ**   **07310**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael George   201-217-8055
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

290 W. Mount Pleasant Ave Ste 3310   **Livingston**   **NJ**   **07039**
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward J. Smith _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hartfield Titus & Donnelly LLC _____, as

of _____ December 31 _____, 20 17 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

General Counsel/Chief Compliance Officer

Title

Michael T George (signature)

Michael T George

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
DECEMBER 31, 2017

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hartfield, Titus & Donnelly, LLC and Subsidiary

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hartfield, Titus & Donnelly, LLC and Subsidiary as of December 31, 2017, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC and Subsidiary as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Hartfield, Titus & Donnelly, LLC and Subsidiary's management. Our responsibility is to express an opinion on Hartfield, Titus & Donnelly, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hartfield, Titus & Donnelly, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Hartfield, Titus & Donnelly, LLC and Subsidiary's auditor since 1991.
Livingston, New Jersey
February 16, 2018

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 2,833,099
Receivable from broker-dealers	1,664,729
Deposits with clearing houses	600,716
Investment in limited liability company	120,000
Member loans	89,039
Due from related party	6,881
Prepaid expenses and advances	62,444
Property and equipment, net	226,203
Cash surrender value of officers' life insurance, net of loans of $318,398	380,831
Security deposits	156,973
TOTAL ASSETS	**$ 6,140,915**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,387,244
Other taxes payable	15,001
Deferred rent	342,550
Other liabilities	1,443,205
Total liabilities	4,188,000
Commitments and contingencies (Notes 5, 6, 9 and 10)	
Members' equity:	
Voting	874,799
Non-voting	1,078,116
Total members' equity	1,952,915
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 6,140,915**

See accompanying notes to consolidated statement of financial condition

2

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC ("Hartfield) was formed as a limited liability company in the state of New Jersey. The Company serves the investment community principally as a broker of municipal securities, corporate bonds and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Hartfield's operations also include the results from Munibrokers, LLC, ("Munibrokers") a wholly-owned subsidiary offering information and support services to other fixed income brokers, dealers and other institutional clients.

As limited liability companies, the members are not liable for the debts, obligations, or liabilities of the entities, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Principles of Consolidation

The consolidated financial statements include the accounts of Hartfield and Munibrokers (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis (generally the second business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (CONTINUED)</u>

<u>Property and Equipment</u>

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

<u>Investment in Limited Liability Company</u>

The Company accounts for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investee company is not included in the consolidated statement of financial condition or the consolidated statements of income and changes in members' equity. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2017.

<u>Income Taxes</u>

As a limited liability company, Hartfield is treated as a partnership for federal and state income tax purposes. Additionally, as a single member limited liability company, Munibrokers does not file a tax return. Rather, its activities are included on the partnership's tax returns of Hartfield. Accordingly, no provision has been made for income taxes in the accompanying consolidated financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in these consolidated financial statements. Hartfield files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in US GAAP, including industry specific guidance, when it becomes effective. This new guidance is effective for years beginning after December 15, 2018. The Company will adopt this ASU in January 2018 using a modified retrospective approach. The Company does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures, but has not yet determined the timing of adoption.

Subsequent Events

The Company has evaluated events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated financial statements

NOTE 2.   **CONCENTRATIONS OF CREDIT RISK**

At December 31, 2017, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

NOTE 3.   **DEPOSIT WITH CLEARING HOUSE**

The Company entered into an agreement with Hilltop Securities, Inc. ("Hilltop") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum interest-bearing deposit in the amount of $600,000.

NOTE 4.   **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2017, consisted of the following:

Equipment	$	434,783
Leasehold improvements		353,512
Furniture and fixtures		78,757
		867,052
Less: accumulated depreciation		(640,849)
Property and equipment, net	$	226,203

NOTE 5.   **RELATED-PARTY TRANSACTIONS**

Consulting Agreements

The Company entered into agreements with two voting members to provide consulting services to the Company. The consulting expenses under these agreements amounted to $451,625 for the year ended December 31, 2017. Effective August 15, 2017, the consulting agreement for one voting member was terminated.

The Company entered into an agreement with a former non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $106,500 for the year ended December 31, 2017.

The Company entered into an agreement with a non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $205,000 for the year ended December 31, 2017.

Loans to Members

The Company has, from time to time, advanced funds to its members. These loans were unsecured, non interest-bearing, and due on demand.

NOTE 5.   **RELATED-PARTY TRANSACTIONS (CONTINUED)**

Due from Related Party

Periodically, the Company pays expenses on behalf of an affiliated entity. At December 31, 2017, the balance due from an affiliate for the reimbursement of such expenses totaled $6,881.

NOTE 6.   **COMMITMENTS AND CONTINGENCIES**

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity, over and above any previously accrued amounts.

The Company is subject to various legal proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2023. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2018	$ 59,659	$ 651,276
2019	55,405	609,226
2020	32,322	576,229
2021	-	528,938
2022	-	528,938
Thereafter	-	110,195
	$ 147,386	$ 3,004,802

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes and other costs. Rent expense for the office facilities, including real estate taxes and other costs, amounted to $746,125 for the year ended December 31, 2017.

Equipment rental expense was $24,982 for the year ended December 31, 2017.

Several of the Company's leases provide for periods of free rent and other lease incentives. Pursuant to FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $30,080 at December 31, 2017.

NOTE 7.   **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2017.

NOTE 8.   **OFFICERS' LIFE INSURANCE**

The Company is the owner and beneficiary of insurance policies on the lives of one of its officers and the former president in the amount of $200,000 each. At December 31, 2017, loans payable to the insurance company in the amount of $318,398, bearing interest at a rate of 7% per annum, are collateralized by the cash value of the policies.

NOTE 9.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2017, the Company had regulatory net capital of $1,151,752, which exceeded the Company's minimum net capital requirement of $264,850. The Company's percentage of aggregate indebtedness to net capital was 345% as of December 31, 2017.

NOTE 10.   **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop, which guarantees the transactions, while the remaining securities transactions are with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 11. **INVESTMENT IN LIMITED LIABILITY COMPANY**

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the SEC and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and accounts for its investment on the cost basis. The carrying value of the Company's investment at December 31, 2017, amounted to $120,000. Management has reviewed the value of the investment as of December 31, 2017, and has determined that no impairment has been sustained.